HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2022 and 2021

The following Management’s Discussion and Analysis (MD&A) of the financial condition and results of operations should be read together with the unaudited condensed interim consolidated financial statements and accompanying notes thereto (Consolidated Financial Statements) of Hydro One Limited (Hydro One or the Company) for the three and nine months ended September 30, 2022, as well as the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2021. The Consolidated Financial Statements have been prepared in accordance with United States (US) Generally Accepted Accounting Principles (GAAP). All financial information in this MD&A is presented in Canadian dollars, unless otherwise indicated.
The Company has prepared this MD&A in accordance with National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the US/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canadian securities laws and regulations, which can vary from those of the US. This MD&A provides information as at and for the three and nine months ended September 30, 2022, based on information available to management as of November 10, 2022.
CONSOLIDATED FINANCIAL HIGHLIGHTS AND STATISTICS

	Three months ended September 30			Nine months ended September 30
(millions of dollars, except as otherwise noted)	2022	2021	Change	2022	2021	Change
Revenues	2,031	1,913	6.2%	5,918	5,446	8.7%
Purchased power	963	933	3.2%	2,829	2,665	6.2%
Revenues, net of purchased power[1]	1,068	980	9.0%	3,089	2,781	11.1%
Operation, maintenance and administration (OM&A) costs	296	262	13.0%	870	833	4.4%
Depreciation, amortization and asset removal costs	240	227	5.7%	735	675	8.9%
Financing charges	122	118	3.4%	358	338	5.9%
Income tax expense	100	71	40.8%	247	123	100.8%
Net income to common shareholders of Hydro One	307	300	2.3%	872	806	8.2%

Basic earnings per common share (EPS)	$0.51	$0.50	2.0%	$1.46	$1.35	8.1%
Diluted EPS	$0.51	$0.50	2.0%	$1.45	$1.34	8.2%

Net cash from operating activities	594	550	8.0%	1,658	1,479	12.1%
Funds from operations (FFO)[1]	605	545	11.0%	1,757	1,553	13.1%

Capital investments	501	513	(2.3%)	1,562	1,593	(1.9%)
Assets placed in-service	401	514	(22.0%)	1,177	971	21.2%

Transmission: Average monthly Ontario 60-minute peak demand (MW)	21,609	21,137	2.2%	20,818	20,174	3.2%
Distribution: Electricity distributed to Hydro One customers (GWh)	7,328	7,329	—%	22,977	22,235	3.3%

As at	September 30, 2022	December 31, 2021
Debt to capitalization ratio[2]	56.2%	56.5%
1    The Company prepares and presents its financial statements in accordance with US GAAP. The Company also utilizes non-GAAP financial measures to assess its business and measure overall underlying business performance. Revenues, net of purchased power and FFO are non-GAAP financial measures. Non-GAAP financial measures do not have a standardized meaning under GAAP, which is used to prepare the Company’s financial statements, and might not be comparable to similar financial measures presented by other entities. See section “Non-GAAP Financial Measures” for a discussion of these non-GAAP financial measures and a reconciliation of such measures to the most directly comparable GAAP measure.
2    Debt to capitalization ratio is a non-GAAP ratio. Non-GAAP ratios do not have a standardized meaning under GAAP, which is used to prepare the Company’s financial statements, and might not be comparable to similar financial measures presented by other entities. See section “Non-GAAP Financial Measures” for a discussion of this non-GAAP ratio and its component elements.
OVERVIEW
The Company's transmission business consists of the transmission system operated by subsidiaries of Hydro One Inc. (a wholly-owned subsidiary of the Company), which include Hydro One Networks Inc. (Hydro One Networks) and Hydro One Sault Ste. Marie LP (HOSSM), as well as an approximately 66% interest in B2M Limited Partnership, a limited partnership between Hydro One and the Saugeen Ojibway Nation, and an approximately 55% interest in Niagara Reinforcement Limited Partnership, a limited partnership between Hydro One and Six Nations of the Grand River Development Corporation and the Mississaugas of the Credit First Nation.
Hydro One’s distribution business consists of the distribution system operated by Hydro One Inc.'s subsidiaries, Hydro One Networks and Hydro One Remote Communities Inc. (Hydro One Remotes).

1

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2022 and 2021
The other segment consists principally of Hydro One's subsidiary, Acronym Solutions Inc., which provides telecommunications support for the Company’s transmission and distribution businesses, as well as a comprehensive suite of Information Communication Technology solutions. The other segment also consists of other investments, including a joint venture that owns and operates electric vehicle fast charging stations across Ontario under the Ivy Charging Network brand, as well as certain corporate activities, and is not rate-regulated.
For the nine months ended September 30, 2022 and 2021, Hydro One’s segments accounted for the Company’s total revenues, net of purchased power,1 as follows:

Nine months ended September 30	2022	2021
Transmission	52%	51%
Distribution	47%	48%
Other	1%	1%
At September 30, 2022 and December 31, 2021, Hydro One’s segments accounted for the Company’s total assets as follows:

As at	September 30, 2022	December 31, 2021
Transmission	61%	60%
Distribution	38%	38%
Other	1%	2%
RESULTS OF OPERATIONS
Net Income
Net income attributable to common shareholders of Hydro One for the quarter ended September 30, 2022 of $307 million is an increase of $7 million, or 2.3%, from the prior year. Significant influences on the change in net income attributable to common shareholders of Hydro One included:
•higher revenues, net of purchased power,1 resulting from:
•an increase in transmission revenues due to Ontario Energy Board (OEB)-approved 2022 transmission rates and higher peak demand; and
•an increase in distribution revenues, net of purchased power,1 mainly due to OEB-approved 2022 distribution rates.
•higher OM&A costs resulting from higher work program expenditures and higher corporate support costs partially offset by a lower allowance for doubtful accounts.
•higher depreciation, amortization and asset removal costs due to growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program.
•higher income tax expense primarily attributable to:
•lower deductible timing differences compared to the prior year; and
•higher pre-tax earnings adjusted for the impact of the OEB's decision in April 2021 on the recovery of deferred tax asset (DTA) amounts previously shared with ratepayers (DTA Implementation Decision).
Also included in revenue is the impact of the OEB's DTA Implementation Decision. In its decision, the OEB approved recovery of DTA amounts allocated to ratepayers and included in customer rates for the 2017 to 2021 period plus carrying charges over a two-year recovery period commencing on July 1, 2021. In addition, the DTA Implementation Decision required that Hydro One adjust the transmission revenue requirement and base distribution rates effective January 1, 2022 to eliminate any further tax savings flowing to customers. These impacts are offset by a higher tax expense and are therefore net income neutral in both periods. See section "Regulation" for additional details.
Net income attributable to common shareholders of Hydro One for the nine months ended September 30, 2022 of $872 million is an increase of $66 million, or 8.2%, from the prior year. Year-to-date results were impacted by similar factors to those noted above.
EPS
EPS was $0.51 and $1.46 for the three and nine months ended September 30, 2022, compared to EPS of $0.50 and $1.35 in the same periods of 2021. The increase in EPS was primarily driven by the impact of higher earnings year over year, as noted above.
1 Revenues, net of purchased power, is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”.

2

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2022 and 2021
Revenues

	Three months ended September 30			Nine months ended September 30
(millions of dollars, except as otherwise noted)	2022	2021	Change	2022	2021	Change
Transmission	562	507	10.8%	1,597	1,403	13.8%
Distribution	1,458	1,395	4.5%	4,289	4,012	6.9%
Other	11	11	—%	32	31	3.2%
Total revenues	2,031	1,913	6.2%	5,918	5,446	8.7%

Transmission	562	507	10.8%	1,597	1,403	13.8%
Distribution revenues, net of purchased power[1]	495	462	7.1%	1,460	1,347	8.4%
Other	11	11	—%	32	31	3.2%
Total revenues, net of purchased power[1]	1,068	980	9.0%	3,089	2,781	11.1%

Transmission: Average monthly Ontario 60-minute peak demand (MW)	21,609	21,137	2.2%	20,818	20,174	3.2%
Distribution: Electricity distributed to Hydro One customers (GWh)	7,328	7,329	—%	22,977	22,235	3.3%
1 Revenues, net of purchased power, is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”.
Transmission Revenues
Transmission revenues increased by 10.8% during the quarter ended September 30, 2022, primarily due to the following:
•higher revenues resulting from OEB-approved 2022 rates;
•higher peak demand;
•lower regulatory adjustments; and
•the adjustment to transmission revenue requirement effective January 1, 2022 to cease sharing of DTA amounts going forward, pursuant to the DTA Implementation Decision.
Transmission revenues increased by 13.8% during the nine months ended September 30, 2022, primarily due to similar factors as noted above as well as the recovery of DTA amounts previously shared with ratepayers, pursuant to the DTA Implementation Decision.
Distribution Revenues, Net of Purchased Power2
Distribution revenues, net of purchased power,2 increased by 7.1% during the quarter ended September 30, 2022, primarily due to the following:
•higher revenues resulting from OEB-approved 2022 rates;
•higher external revenues related to the recovery of storm-related costs incurred on behalf of third parties, which are offset by a corresponding increase to OM&A and therefore net income neutral; and
•the adjustment to base distribution rates effective January 1, 2022 to cease sharing of DTA amounts going forward, pursuant to the DTA Implementation Decision.
Distribution revenues, net of purchased power,2 increased by 8.4% during the nine months ended September 30, 2022, primarily due to similar factors as noted above as well as the recovery of DTA amounts previously shared with ratepayers, pursuant to the DTA Implementation Decision.
OM&A Costs

	Three months ended September 30			Nine months ended September 30
(millions of dollars)	2022	2021	Change	2022	2021	Change
Transmission	106	95	11.6%	302	294	2.7%
Distribution	173	153	13.1%	517	497	4.0%
Other	17	14	21.4%	51	42	21.4%
	296	262	13.0%	870	833	4.4%
Transmission OM&A Costs
Transmission OM&A costs increased by 11.6% and 2.7% for the three and nine months ended September 30, 2022, respectively, primarily due to higher work program expenditures, including station maintenance.
2 Revenues, net of purchased power, is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”

3

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2022 and 2021
Distribution OM&A Costs
Distribution OM&A costs increased by 13.1% for the quarter ended September 30, 2022, primarily due to:
•higher work program expenditures, including vegetation management and customer programs, partially offset by lower emergency restoration costs;
•costs related to the May storm that have been recovered from third parties and are offset in revenue, therefore net income neutral; and
•higher corporate support costs; partially offset by
•lower allowance for doubtful accounts.
Distribution OM&A costs increased by 4.0% for the nine months ended September 30, 2022, primarily due to:
•higher work program expenditures, including environmental expenses;
•costs related to the May storm that have been recovered from third parties, as noted above; and
•an increase in allowance for doubtful accounts; partially offset by
•lower corporate support costs.
Depreciation, Amortization and Asset Removal Costs
Depreciation, amortization and asset removal costs increased by $13 million for the three months ended September 30, 2022, primarily due to growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program. Depreciation, amortization, and asset removal costs increased by $60 million on a year-to-date basis, due to similar factors to those noted above as well as higher asset removal costs primarily resulting from storm-related asset replacements in the second quarter.
Financing Charges
Financing charges increased by $4 million for the three months ended September 30, 2022, primarily due to higher weighted-average interest rates on short-term notes.
Financing charges increased by $20 million for the nine months ended September 30, 2022, primarily due to the same factor noted above as well as the recognition of carrying charges associated with the DTA Recovery Amounts pursuant to the DTA Implementation Decision in the second quarter of 2021.
Income Tax Expense
Income tax expense increased by $29 million for the three months ended September 30, 2022, primarily attributable to:
•tax expense relating to the DTA Implementation Decision which is offset by a corresponding increase in revenue and is net income neutral;
•lower deductible timing differences compared to the prior year; and
•higher pre-tax earnings adjusted for the DTA Implementation Decision.
Income tax expense increased by $124 million for the nine months ended September 30, 2022, primarily attributable to:
•tax expense relating to the DTA Implementation Decision which is offset by a corresponding increase in revenue and is net income neutral; and
•higher pre-tax earnings adjusted for the DTA Implementation Decision.
The Company realized an effective tax rate (ETR) of approximately 24.4% and 21.9% for the three and nine months ended September 30, 2022, respectively, compared to approximately 19.0% and 13.2% realized in the same periods last year. The increase of 5.4% and 8.7% for each respective period was primarily attributable to the factors noted above.
Common Share Dividends
In 2022, the Company declared and paid cash dividends to common shareholders as follows:

Date Declared	Record Date	Payment Date	Amount per Share	Total Amount (millions of dollars)
February 24, 2022	March 16, 2022	March 31, 2022	$0.2663	159
May 4, 2022	June 8, 2022	June 30, 2022	$0.2796	168
August 8, 2022	September 14, 2022	September 29, 2022	$0.2796	167
				494
Following the conclusion of the third quarter of 2022, the Company declared a cash dividend to common shareholders as follows:

Date Declared	Record Date	Payment Date	Amount per Share	Total Amount (millions of dollars)
November 10, 2022	December 14, 2022	December 30, 2022	$0.2796	168

4

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2022 and 2021
QUARTERLY RESULTS OF OPERATIONS

Quarter ended (millions of dollars, except EPS and ratio)	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020
Revenues	2,031	1,840	2,047	1,779	1,913	1,722	1,811	1,867
Purchased power	963	852	1,014	914	933	838	894	1,046
Revenues, net of purchased power[1]	1,068	988	1,033	865	980	884	917	821
Net income to common shareholders	307	255	310	159	300	238	268	161

Basic EPS	$0.51	$0.43	$0.52	$0.27	$0.50	$0.40	$0.45	$0.27
Diluted EPS	$0.51	$0.42	$0.52	$0.26	$0.50	$0.40	$0.45	$0.27

Earnings coverage ratio[2]	3.3	3.3	3.2	3.1	3.1	3.0	2.9	2.8
1    Revenues, net of purchased power is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”.
2    Earnings coverage ratio is a non-GAAP ratio. Non-GAAP ratios do not have a standardized meaning under GAAP, which is used to prepare the Company’s financial statements and might not be comparable to similar financial measures presented by other entities. See section “Non-GAAP Financial Measures” for a discussion of this non-GAAP ratio and its component elements.
Variations in revenues and net income over the quarters are primarily due to the impact of seasonal weather conditions on customer demand and market pricing, as well as timing of regulatory decisions.
CAPITAL INVESTMENTS
The Company makes capital investments to maintain the safety, reliability and integrity of its transmission and distribution system assets and to provide for the ongoing growth and modernization required to meet the expanding and evolving needs of its customers and the electricity market. This is achieved through a combination of sustaining capital investments, which are required to support the continued operation of Hydro One’s existing assets, and development capital investments, which involve additions to both existing assets and large-scale projects such as new transmission lines and transmission stations.
Assets Placed In-Service
The following table presents Hydro One’s assets placed in-service during the three and nine months ended September 30, 2022 and 2021:

	Three months ended September 30			Nine months ended September 30
(millions of dollars)	2022	2021	Change	2022	2021	Change
Transmission	229	287	(20.2%)	644	482	33.6%
Distribution	171	225	(24.0%)	527	481	9.6%
Other	1	2	(50.0%)	6	8	(25.0%)
Total assets placed in-service	401	514	(22.0%)	1,177	971	21.2%
Transmission Assets Placed In-Service
Transmission assets placed in-service decreased by $58 million, or 20.2%, in the third quarter of 2022 compared to the same period in 2021, primarily due to the following:
•substantial completion of the new Ontario grid control centre in the City of Orillia in the third quarter of 2021;
•fewer in-year investments required to adhere to the North American Electric Reliability Corporation Critical Infrastructure Protection standards; and
•timing of assets placed in-service for major development projects, including the East-West Tie Connection in the third quarter of 2021 and assets put into service for the new Lakeshore transmission station in the current year; partially offset by
•higher volume of assets placed in-service for customer connection projects; and
•higher spend on transmission line refurbishments and replacements.
Transmission assets placed in-service increased by $162 million, or 33.6%, in the nine months ended September 30, 2022, compared to the same period in 2021 primarily due the following:
•major development projects placed in-service in the current year, including the new Lakeshore transmission station and the East-West Tie Connection; and
•higher spend on transmission line refurbishments and replacements; partially offset by
•substantial completion of the new Ontario grid control centre in the City of Orillia in 2021.

5

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2022 and 2021
Distribution Assets Placed In-Service
Distribution assets placed in-service decreased by $54 million, or 24.0%, in the third quarter of 2022 compared to the same period in 2021, primarily due to the following:
•substantial completion of the new Ontario grid control centre in the City of Orillia in the third quarter of 2021; and
•lower volume of storm-related asset replacements; partially offset by
•investment placed in-service for the Dunnville Operation Centre; and
•higher volume of assets placed in-service for station refurbishments and replacements.
Distribution assets placed in-service increased by $46 million, or 9.6%, in the nine months ended September 30, 2022 compared to the same period in the prior year, primarily due to the following:
•higher volume of storm-related asset replacements following the storm in May 2022;
•increased minor fixed asset purchases; and
•higher volume of assets placed in-service for station refurbishments and replacements; partially offset by
•substantial completion of the new Ontario grid control centre in the City of Orillia in 2021;
•lower volume of wood pole replacements; and
•timing of assets placed in-service for system capability reinforcement projects.
Capital Investments
The following table presents Hydro One’s capital investments during the three and nine months ended September 30, 2022 and 2021:

	Three months ended September 30			Nine months ended September 30
(millions of dollars)	2022	2021	Change	2022	2021	Change
Transmission
Sustaining	229	204	12.3%	674	696	(3.2%)
Development	59	73	(19.2%)	157	229	(31.4%)
Other	23	27	(14.8%)	68	92	(26.1%)
	311	304	2.3%	899	1,017	(11.6%)
Distribution
Sustaining	62	83	(25.3%)	313	239	31.0%
Development	103	98	5.1%	275	238	15.5%
Other	20	25	(20.0%)	58	89	(34.8%)
	185	206	(10.2%)	646	566	14.1%
Other	5	3	66.7%	17	10	70.0%
Total capital investments	501	513	(2.3%)	1,562	1,593	(1.9%)
Transmission Capital Investments
Transmission capital investments increased by $7 million, or 2.3%, in the third quarter of 2022 compared to the third quarter of 2021. Principal impacts on the levels of capital investments included:
•higher volume of transmission line refurbishments and replacements;
•investment in the Wataynikaneyap Power LP Line Connection; and
•higher spend on spare transformer and minor fixed asset purchases; partially offset by
•investments in the new Ontario grid control centre in the City of Orillia and the new Lakeshore transmission station in the third quarter of 2021.
Transmission capital investments decreased by $118 million, or 11.6%, in the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021, primarily due to the following:
•investment in the new Ontario grid control centre in the City of Orillia and the new Lakeshore transmission station in the prior year;
•lower volume of station refurbishments and replacements;
•lower volume of work on customer connections; and
•lower volume of wood pole replacements; partially offset by
•higher volume of line refurbishments and replacements;
•higher spend on spare transformer and minor fixed asset purchases; and
•investment in the Wataynikaneyap Power LP Line Connection.

6

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2022 and 2021
Distribution Capital Investments
Distribution capital investments decreased by $21 million, or 10.2%, in the third quarter of 2022 compared to the third quarter of 2021. Principal impacts on the levels of capital investments included:
•lower spend on storm-related asset replacements;
•investment in the new Ontario grid control centre in the City of Orillia in the third quarter of 2021; and
•lower volume of line refurbishments and wood pole replacements; partially offset by
•higher volume of work on customer connections; and
•higher spend on minor fixed asset purchases.
Distribution capital investments increased by $80 million, or 14.1%, in the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021, primarily due to the following:
•higher spend on storm-related asset replacements following the storm in May 2022;
•higher spend on system capability reinforcement projects;
•higher volume of work on customer connections; and
•higher spend on minor fixed asset purchases; partially offset by
•investment in the new Ontario grid control centre in the City of Orillia in the prior year; and
•lower volume of line refurbishments and wood pole replacements.

7

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2022 and 2021
Major Transmission Capital Investment Projects
The following table summarizes the status of significant transmission projects at September 30, 2022:

Project Name	Location	Type	Anticipated In-Service Date	Estimated Cost	Capital Cost To Date
			(year)	(millions of dollars)
Development Projects:
Lakeshore Transmission Station[1]	Lakeshore Southwestern Ontario	New transmission station	2022	174	156
Wataynikaneyap Power LP Line Connection	Pickle Lake Northwestern Ontario	New stations and transmission connection	2022	33	29
Barrie Area Transmission Upgrade	Barrie-Innisfil Southern Ontario	Upgraded transmission line and stations	2023	125	56
East-West Tie Station Expansion[2]	Northern Ontario	New transmission connection and station expansion	2024	191	182
Waasigan Transmission Line[3]	Thunder Bay-Atikokan-Dryden Northwestern Ontario	New transmission line	2024	68	30
Chatham to Lakeshore Transmission Line[1]	Southwestern Ontario	New transmission line and station expansion	2025	268	20
St. Clair Transmission Line[4]	Southwestern Ontario	New transmission line and station expansion	2025	38	6
Longwood to Lakeshore Transmission Line[5]	Southwestern Ontario	New transmission line and station expansion	TBD	TBD	TBD
Second Longwood to Lakeshore Transmission Line[5]	Southwestern Ontario	New transmission line and station expansion	TBD	TBD	TBD
Lakeshore to Windsor Transmission Line[5]	Southwestern Ontario	New transmission line and station expansion	TBD	TBD	TBD

Sustainment Projects:
Beck #2 Transmission Station Circuit Breaker Replacement	Niagara area Southwestern Ontario	Station sustainment	2023	135	111
Cherrywood Transmission Station Circuit Breaker Replacement	Pickering Central Ontario	Station sustainment	2023	115	88
Bruce B Switching Station Circuit Breaker Replacement	Tiverton Southwestern Ontario	Station sustainment	2024	185	162
Middleport Transmission Station Circuit Breaker Replacement	Middleport Southwestern Ontario	Station sustainment	2025	184	111
Lennox Transmission Station Circuit Breaker Replacement	Napanee Southeastern Ontario	Station sustainment	2026	152	112
Esplanade x Terauley Underground Cable Replacement	Toronto Southwestern Ontario	Line sustainment	2026	117	10
1 The Lakeshore Transmission Station and Chatham to Lakeshore Transmission Line projects were previously included as part of the Leamington Area Transmission Reinforcement Project. The Chatham to Lakeshore Transmission Line project includes the line and associated facilities and is further discussed in section “Other Developments - Supporting Critical Infrastructure in Southwestern Ontario”.
2 Due to a revised timeline of project activities, the East-West Tie Station Expansion project is being placed in-service in phases, with the first phase placed in-service in 2021, and a significant portion of the project placed in-service in the first half of 2022. Final project in-service is expected in 2024.
3 The estimated cost of the Waasigan Transmission Line relates to the development phase of the project and the anticipated in-service date reflects the anticipated completion date of the development phase only. On May 4, 2022, Hydro One entered into an agreement with First Nations communities that provides them the opportunity to acquire 50% ownership in the project. Completion of the line remains subject to stakeholder consultation and regulatory approvals.
4 The estimated cost of the St. Clair Transmission Line relates to the development phase of the project and the anticipated in-service date reflects the anticipated completion date of the development phase only. Completion of the line remains subject to stakeholder consultation and regulatory approvals.
5 The scope and timing of these Southwestern Ontario transmission reinforcements are currently under review.

8

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2022 and 2021
Future Capital Investments
The Company estimates future capital investments based on management’s expectations of the amount of capital expenditures that will be required to provide transmission and distribution services that are efficient, reliable, and provide value for customers, consistent with the OEB’s Renewed Regulatory Framework.
The 2023 to 2027 capital estimates differ from prior disclosures, reflecting the impacts of the Joint Rate Application (JRAP) settlement agreement filed with the OEB on October 24, 2022 (see section "Regulation"). The projections and timing of transmission and distribution expenditures included in the JRAP for years 2023 to 2027 remain subject to the approval of the OEB, which is anticipated by the end of 2022.
The following tables summarize Hydro One’s annual projected capital investments for 2022 to 2027 by business segment and by category:

By business segment: (millions of dollars)	2022	2023	2024	2025	2026	2027
Transmission[1]	1,188	1,531	1,512	1,496	1,488	1,395
Distribution	833	942	970	1,057	1,010	1,005
Other	24	17	13	11	11	14
Total capital investments[3]	2,045	2,490	2,495	2,564	2,509	2,414

By category: (millions of dollars)	2022	2023	2024	2025	2026	2027
Sustainment	1,308	1,593	1,605	1,541	1,532	1,502
Development[1]	550	636	673	804	750	707
Other[2]	187	261	217	219	227	205
Total capital investments[3]	2,045	2,490	2,495	2,564	2,509	2,414
1 Figures include investments in certain development projects of Hydro One Networks not included in the investment plan filed in support of the JRAP.
2 "Other" capital expenditures include investments in fleet, real estate, IT, and operations technology and related functions.
3 On March 29, 2021, the Independent Electricity System Operator (IESO) requested Hydro One initiate work to develop and construct a new transmission line between Chatham and Lambton (the St Clair Line) to support agricultural growth in Southwestern Ontario. On March 31, 2022, the Minister of Energy directed the OEB to amend Hydro One Networks' transmission licence to require it to develop and seek approvals for this and three other priority transmission lines to meet growing demand in Southwestern Ontario (see section “Other Developments”). The future capital investments presented do not include capital expenditures of the three additional lines, as Hydro One is currently evaluating the scope and timing of this work.
SUMMARY OF SOURCES AND USES OF CASH
Hydro One’s primary sources of cash flows are funds generated from operations, capital market debt issuances and bank credit facilities that are used to satisfy Hydro One’s capital resource requirements, including the Company’s capital expenditures, servicing and repayment of debt, and dividend payments.

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2022	2021	2022	2021
Net cash from operating activities	594	550	1,658	1,479
Net cash from (used in) financing activities	(90)	364	(635)	(225)
Net cash used in investing activities	(510)	(508)	(1,538)	(1,559)
Increase (decrease) in cash and cash equivalents	(6)	406	(515)	(305)
Net cash from operating activities
Cash from operating activities increased by $44 million for the third quarter of 2022 compared to the third quarter of 2021. The increase was impacted by various factors, including the following:
•higher pre-tax earnings; and
•the impacts of the DTA Implementation Decision recognized in the quarter; partially offset by
•decrease in net working capital deficiency primarily attributable to higher accounts receivable balances and lower accrued liabilities, partially offset by a higher cost of power payable to the IESO driven by higher volume of energy purchased and higher commodity rates charged.

9

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2022 and 2021
Cash from operating activities increased by $179 million for the nine months ended September 30, 2022 compared to the same period in 2021. The increase was impacted by various factors, including the following:
•higher pre-tax earnings; and
•the impacts of the DTA Implementation Decision recognized in the first nine months of the year; partially offset by
•decrease in net working capital deficiency primarily attributable to higher receivables including those from the IESO associated with provincial funding programs and lower accounts payable, partially offset by a higher cost of power payable to the IESO due to a lower generation rebate and a higher commodity rate charged.
Net cash from (used in) financing activities
Cash provided by financing activities decreased by $454 million and cash used in financing activities increased by $410 million for the three and nine months ended September 30, 2022, respectively, compared to 2021. This was impacted by various factors, including the following:
Sources of cash
•the Company received proceeds of $1,730 million and $4,590 million from the issuance of short-term notes in the three and nine months ended September 30, 2022, respectively, compared to $960 million and $3,105 million received in the same periods last year.
•the Company did not issue long-term debt in the nine months ended September 30, 2022, compared to $900 million of long-term debt issued in the same period last year, all in the third quarter.
Uses of cash
•the Company repaid $1,650 million and $4,120 million of short-term notes in the three and nine months ended September 30, 2022, respectively, compared to $1,330 million and $2,945 million repaid in the same periods last year.
•the Company repaid $601 million of long-term debt in the nine months ended September 30, 2022, compared to $802 million repaid in the same period last year.
•common share dividends paid in the three and nine months ended September 30, 2022 were $167 million and $494 million, respectively, compared to dividends of $159 million and $470 million, paid in the same periods last year.
Net cash used in investing activities
Cash used in investing activities increased by $2 million and decreased by $21 million for the three and nine months ended September 30, 2022, respectively, compared to the same periods in the prior year as a result of higher capital investments in the current quarter and lower capital investments in the year-to-date period. See section "Capital Investments" for comparability of capital investments made by the Company during the three and nine months ended September 30, 2022 compared to the same periods last year.

10

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2022 and 2021
LIQUIDITY AND FINANCING STRATEGY
Short-term liquidity is provided through FFO,3 Hydro One Inc.’s commercial paper program, and the Company’s consolidated bank credit facilities. Under the commercial paper program, Hydro One Inc. is authorized to issue up to $2,300 million in short-term notes with a term to maturity of up to 365 days.
At September 30, 2022, Hydro One Inc. had $1,511 million in commercial paper borrowings outstanding, compared to $1,045 million outstanding at December 31, 2021. The Company also has revolving bank credit facilities (Operating Credit Facilities) with a total available balance of $2,550 million at September 30, 2022. In January 2022, Hydro One successfully amended its Operating Credit Facilities to incorporate environmental, social and governance targets. The facilities now include a pricing adjustment which can increase or decrease Hydro One’s cost of funding based on its performance on certain Sustainability Performance Measures, which are related to Hydro One's sustainability goals. On June 1, 2022, the maturity date for the Operating Credit Facilities was extended from 2026 to 2027. No amounts were drawn on the Operating Credit Facilities at September 30, 2022 or December 31, 2021. The Company may use the Operating Credit Facilities for working capital and general corporate purposes. The short-term liquidity under the commercial paper program, the Operating Credit Facilities, available cash on hand and anticipated levels of FFO3 are expected to be sufficient to fund the Company’s operating requirements.
At September 30, 2022, the Company had long-term debt outstanding in the principal amount of $13,053 million, which included $425 million of long-term debt issued by Hydro One, $12,495 million of long-term debt issued by Hydro One Inc., and long-term debt in the principal amount of $133 million issued by HOSSM. The long-term debt issued by Hydro One was issued under its short form base shelf prospectus (Universal Base Shelf Prospectus), as further described below. The majority of long-term debt issued by Hydro One Inc. has been issued under its Medium Term Note (MTN) Program, as further described below. The Company's total long-term debt consists of notes and debentures that mature between 2023 and 2064, and at September 30, 2022, had a weighted-average term to maturity of approximately 14.7 years (December 31, 2021 - 14.8 years) and a weighted-average coupon rate of 3.8% (December 31, 2021 - 3.8%).
In June 2022, Hydro One Inc. filed a short form base shelf prospectus in connection with its MTN Program, which has a maximum authorized principal amount of notes issuable of $4,000 million, and expires in July 2024. At September 30, 2022, $4,000 million remained available for issuance under the MTN Program prospectus. On October 27, 2022, Hydro One Inc. issued $750 million of long-term debt (Series 52 notes) under its MTN Program with a maturity date of January 27, 2028, and a coupon rate of 4.91%.
On August 15, 2022, Hydro One filed the Universal Base Shelf Prospectus with securities regulatory authorities in Canada to replace a previous prospectus that would otherwise have expired in September 2022. The Universal Base Shelf Prospectus allows Hydro One to offer, from time to time in one or more public offerings, up to $2,000 million of debt, equity or other securities, or any combination thereof, during the 25-month period ending on September 15, 2024. At September 30, 2022, no securities have been issued under the Universal Base Shelf Prospectus.
In December 2020, Hydro One Holdings Limited (HOHL) filed a short form base shelf prospectus (US Debt Shelf Prospectus) with securities regulatory authorities in Canada and the US to replace a previous prospectus that expired in December 2020. The US Debt Shelf Prospectus allows HOHL to offer, from time to time in one or more public offerings, up to US$3,000 million of debt securities, unconditionally guaranteed by Hydro One, expiring in January 2023. At September 30, 2022, no securities have been issued under the US Debt Shelf Prospectus. A new US Debt Shelf Prospectus is expected to be filed in the fourth quarter of 2022.
Compliance
At September 30, 2022, the Company was in compliance with all financial covenants and limitations associated with the outstanding borrowings and credit facilities.
OTHER OBLIGATIONS
Off-Balance Sheet Arrangements
There are no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

3 FFO is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”.

11

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2022 and 2021
Summary of Contractual Obligations and Other Commercial Commitments
The following table presents a summary of Hydro One’s debt and other major contractual obligations and commercial commitments:

As at September 30, 2022 (millions of dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations (due by year)
Long-term debt - principal repayments	13,053	733	1,450	500	10,370
Long-term debt - interest payments	8,068	494	948	879	5,747
Short-term notes payable	1,511	1,511	—	—	—
Pension contributions[1]	506	91	190	199	26
Environmental and asset retirement obligations	151	38	42	30	41
Outsourcing and other agreements[2]	122	78	30	1	13
Lease obligations	61	14	21	17	9
Long-term software/meter agreement	32	9	16	6	1
Total contractual obligations	23,504	2,968	2,697	1,632	16,207

Other commercial commitments (by year of expiry)
Operating Credit Facilities	2,550	—	—	2,550	—
Letters of credit[3]	173	169	4	—	—
Guarantees[4]	517	517	—	—	—
Total other commercial commitments	3,240	686	4	2,550	—
1 Contributions to the Hydro one Pension Plan are based on actuarial reports, including valuations performed at least every three years, and actual or projected levels of pensionable earnings, as applicable. The most recent actuarial valuation was performed effective December 31, 2021 and filed on September 26, 2022.
2 On October 13, 2022, Hydro One terminated the 5-year contract with Ceridian Canada Ltd. for pay operations services, which was anticipated to commence in 2023. Amounts associated with this contract have been excluded from the table.
3 Letters of credit consist of $160 million letters of credit related to retirement compensation arrangements, a $6 million letter of credit provided to the IESO for prudential support, $4 million in letters of credit to satisfy debt service reserve requirements, and $3 million in letters of credit for various operating purposes.
4 Guarantees consist of $475 million prudential support provided to the IESO by Hydro One Inc. on behalf of its subsidiaries, and guarantees provided by Hydro One to the Minister of Natural Resources (Canada) and ONroute of $7 million and $30 million respectively, relating to OCN LP (OCN Guarantee) and $5 million relating to Aux Energy Inc., the Company's indirect subsidiary. Ontario Power Generation Inc. (OPG) has provided a $2.5 million guarantee to Hydro One related to the OCN Guarantee.
SHARE CAPITAL
The common shares of Hydro One are publicly traded on the Toronto Stock Exchange (TSX) under the trading symbol "H". Hydro One is authorized to issue an unlimited number of common shares. The amount and timing of any dividends payable by Hydro One is at the discretion of the Hydro One Board of Directors (Board) and is established on the basis of Hydro One’s results of operations, maintenance of its deemed regulatory capital structure, financial condition, cash requirements, the satisfaction of solvency tests imposed by corporate laws for the declaration and payment of dividends and other factors that the Board may consider relevant. At November 10, 2022, Hydro One had 598,714,704 issued and outstanding common shares.
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. At November 10, 2022, the Company had no preferred shares issued and outstanding.
The number of additional common shares of Hydro One that would be issued if all outstanding awards under the share grant plans were vested and exercised at November 10, 2022 was 2,310,235.

12

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2022 and 2021
REGULATION
Electricity Rates - Joint Rate Application
In March 2018, the OEB issued a letter (OEB Letter) requesting Hydro One Networks file a single application for distribution rates and transmission revenue requirement for the period from 2023 to 2027. The OEB Letter had indicated that Hydro One Remotes should be included in the single application, however, this requirement was later removed by the OEB.
On August 5, 2021, Hydro One Networks filed a custom JRAP for 2023-2027. The JRAP includes a proposed investment plan supporting the transmission and distribution revenue requirements. On March 31, 2022, Hydro One Networks filed updated evidence reflecting the impacts of updated inflation assumptions on the proposed investment plan as well as updated load forecasts. On October 24, 2022, Hydro One and the other parties involved in the JRAP proceeding entered into a Settlement Agreement, which was submitted to the OEB for approval. OEB approval of the Settlement Agreement is anticipated by the end of 2022. The following table summarizes the key elements of the Settlement Agreement filed with the OEB:

	Hydro One Networks - Transmission		Hydro One Networks - Distribution
Year	Rate Base	Revenue Requirement[1]	Rate Base	Revenue Requirement[1]
2023	$14,534 million	$1,832 million	$9,460 million	$1,655 million
2024	$15,342 million	$1,938 million	$9,979 million	$1,727 million
2025	$16,271 million	$2,018 million	$10,573 million	$1,786 million
2026	$17,148 million	$2,111 million	$11,153 million	$1,870 million
2027	$17,940 million	$2,181 million	$11,656 million	$1,943 million
1 Revenue requirements for 2023 to 2027 reflect settlement amounts using the OEB’s 2021 Cost of Capital Parameters, including the Allowed ROE of 8.34%, consistent with the values used at the time of filing. Hydro One expects to update the revenue requirement figures in mid-November 2022 to reflect the OEB’s 2023 Cost of Capital Parameters, including an Allowed ROE of 9.36%, which were released on October 20, 2022.
Deferred Tax Asset
On March 7, 2019, the OEB issued its reconsideration decision (DTA Decision) with respect to Hydro One's rate-setting treatment of the benefits of the DTA resulting from the transition from the payments in lieu of tax regime to tax payments under the federal and provincial tax regimes. On April 5, 2019, the Company filed an appeal with the Ontario Divisional Court (ODC) with respect to the DTA Decision.
On July 16, 2020, the ODC rendered its decision in which it agreed with the submissions of Hydro One that the DTA should be allocated to shareholders in its entirety.
On April 8, 2021, the OEB rendered its DTA Implementation Decision regarding the recovery of the DTA amounts allocated to ratepayers for the 2017 to 2022 period. In its DTA Implementation Decision, the OEB approved recovery of the DTA amounts allocated to ratepayers and included in customer rates for the 2017 to 2021 period, plus carrying charges, over a two-year recovery period commencing on July 1, 2021. The recovery of the previously shared DTA amounts plus carrying charges is expected to result in FFO4 of approximately $135 million and $65 million in 2022 and 2023, respectively. In addition, the DTA Implementation Decision required that Hydro One adjust the transmission revenue requirement and the base distribution rates beginning January 1, 2022 to eliminate any further tax savings flowing to customers. This is expected to result in additional FFO4 of approximately $50 million in 2022, but will decline over time. The DTA Implementation Decision is also expected to result in an ETR of approximately 14% to 22% over the next five years, with the most significant impacts expected over the recovery period.
Hydro One Remotes
On November 3, 2021, Hydro One Remotes filed an application with the OEB seeking approval for a 2.2% increase to 2021 base rates, effective May 1, 2022. The application was subsequently updated to request a 3.3% increase to 2021 base rates to reflect the OEB’s annually updated inflation parameters for electricity distributors for 2022. On March 24, 2022, the OEB approved the application for rates and other charges which became effective on May 1, 2022.
On August 31, 2022, Hydro One Remotes filed its price cap incentive rate application for 2023-2027 which includes a proposed 3.72% overall rate increase. A decision is anticipated in the first quarter of 2023.

4 FFO is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”.

13

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2022 and 2021
OTHER DEVELOPMENTS
Collective Agreements
The prior collective agreement with the Canadian Union of Skilled Workers (CUSW) expired on April 30, 2022. In March 2022, Hydro One and the CUSW commenced collective bargaining with the official exchange of bargaining agendas. The agreement was ratified by the CUSW membership in May. The term of the agreement is for four years ending on April 30, 2026.
Hydro One’s collective agreement with the Power Workers’ Union (PWU) for Customer Service Operations expired on September 30, 2022. Collective bargaining to renew this agreement commenced on August 29, 2022 and is ongoing.
Hydro One’s collective agreements with the PWU and Society of United Professionals will expire on March 31, 2023. Planning for collective bargaining to renew these agreements is currently underway.
Equity Partnership Model with First Nation Communities
On September 22, 2022, Hydro One announced its new equity partnership model in which it will offer First Nations a 50 per cent equity stake in all future large-scale capital transmission line projects with a value exceeding $100 million.
US GAAP - Exemptive Relief
On October 13, 2022, Hydro One was granted exemptive relief by securities regulators in each province and territory of Canada which allows Hydro One to continue to report its financial results in accordance with US GAAP (Exemptive Relief). The Exemptive Relief will remain in effect until the earlier of: (i) January 1, 2027; (ii) the first day of Hydro One’s financial year that commences after Hydro One ceases to have rate-regulated activities; and (iii) the first day of Hydro One’s financial year that commences on or following the later of: A. the effective date prescribed by the International Accounting Standards Board (IASB) for the mandatory application of a standard within International Financial Reporting Standards specific to entities with rate-regulated activities (Mandatory Rate-regulated Standard); and B. two years after the IASB publishes the final version of a Mandatory Rate-regulated Standard. In January 2021, the IASB published Exposure Draft – Regulatory Assets and Liabilities (the “Exposure Draft”). The effective date for mandatory application of the eventual final standard, if any, is not yet determinable and the Company continues to monitor the developments of the Exposure Draft and determine the potential impacts to the Company’s financial statements.
Hydro One Limited is also permitted to report its financial results in accordance with US GAAP by virtue of being, and for so long as it remains, an “SEC issuer” (within the meaning of National Instrument 52-107 – Acceptable Accounting Principles and Auditing Standards). There can be no assurance that Hydro One Limited will remain an SEC issuer indefinitely.
Exemptive Relief
On July 28, 2022, the Canadian securities regulatory authorities granted (i) the Minister of Energy, (ii) Ontario Power Generation Inc. (on behalf of itself and the segregated funds established as required by the Nuclear Fuel Waste Act) and (iii) agencies of the Crown, provincial Crown corporations and other provincial entities (collectively, the Non-Aggregated Holders) exemptive relief, subject to certain conditions, to enable each Non-Aggregated Holder to treat securities of Hydro One and debt securities of Hydro One Inc. and Hydro One Holdings Limited that it owns or controls separately from securities of Hydro One and debt securities of Hydro One Inc. and Hydro One Holdings Limited owned or controlled by the other Non-Aggregated Holders for purposes of certain take-over bid, early warning reporting, insider reporting and control person distribution rules and certain distribution restrictions under Canadian securities laws. Hydro One was also granted relief permitting it to rely solely on insider reports and early warning reports filed by Non-Aggregated Holders when reporting beneficial ownership or control or direction over securities of Hydro One and debt securities of Hydro One Inc. and Hydro One Holdings Limited in any information circular or annual information form in respect of such securities beneficially owned or controlled by any Non-Aggregated Holder, subject to certain conditions. Substantially similar relief had previously been granted on June 6, 2017, which terminated in 2022.

14

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2022 and 2021
Supporting Broadband and Infrastructure Expansion Act, 2021
On March 4, 2021, the Province introduced Bill 257, Supporting Broadband and Infrastructure Expansion Act, 2021, to create a new act entitled the Building Broadband Faster Act, 2021 that is aimed at supporting the timely deployment of broadband infrastructure within unserved and underserved rural Ontario communities. Bill 257 received Royal Assent on April 12, 2021. Bill 257 amends the Ontario Energy Board Act, 1998 (OEB Act) to provide the Province with regulation-making authority regarding the development of, access to, or use of electricity infrastructure for non-electricity purposes, including to reduce or fix the annual rental charge that telecommunications service providers must pay to attach their wireline broadband telecommunications attachments to utility poles, establish performance standards and timelines for how utilities must respond to attachment requests and require utilities to consider joint use of poles during planning processes. The Building Broadband Faster Act, 2021 (BBFA) Guideline and two regulations informing the legislative changes were published on November 30, 2021. A third regulation mandating a reduction in the annual wireline attachment rate for telecommunications carriers was issued on December 10, 2021. On December 16, 2021, the OEB issued a decision and order that lowered this rate from $44.50 per attacher per pole to $34.76 per attacher per pole. On March 7, 2022, the Province introduced Bill 93 (Getting Ontario Connected Act, 2022). Bill 93 received Royal Assent on April 14, 2022. Bill 93 amends the BBFA to ensure that organizations that own underground utility infrastructure near a designated high-speed internet project provide timely access to their infrastructure data, which would allow internet service providers to quickly start work on laying down underground high-speed internet infrastructure. The regulation regarding electricity infrastructure and designated broadband projects under the OEB Act (the "Infrastructure Regulation") came into force on April 21, 2022. This regulation substantially adopted Hydro One's proposed approach to allocation of broadband-related work on utility assets. The Company continues to be engaged with the Province and the OEB on implementing an appropriate regulatory framework to support the published BBFA Guideline and regulations, including arrangements to sustain the Company’s revenues and recovery of reasonable associated costs. On July 7, 2022, the OEB established a deferral account for rate-regulated distributors to record incremental costs associated with carrying out activities pertaining to designated broadband projects. On September 6, 2022, the Company launched its choice-based operating model to provide internet service providers with choices on how to access the Company’s infrastructure in order to effectively execute designated broadband projects.
Supporting Critical Transmission Infrastructure in Southwestern Ontario
On March 31, 2022, the Minister of Energy directed the OEB to amend Hydro One Networks' licence to require it to develop and seek approvals for four priority transmission line projects to meet growing electricity demand in Southwestern Ontario: the St. Clair Line (a 230kV line from Lambton Transformer Station (TS) to Chatham Switching Station (SS)); two 500 kV lines from Longwood TS to Lakeshore TS; and a 230kV line connecting the Windsor area to the Lakeshore TS.
On May 9, 2022, Hydro One filed a leave-to-construct application seeking OEB approval for the Chatham to Lakeshore Transmission Line project in Southwestern Ontario. In December 2020, the Minister of Energy issued a directive to the OEB to amend Hydro One Networks’ transmission licence to include a requirement that Hydro One proceed to develop and seek all necessary approvals for the project. The cost of this project is estimated at $268 million (see section "Major Transmission Capital Investment Projects").
Sustainability Report
The Hydro One 2021 Sustainability Report entitled "Energizing life for people & communities" is available on the Company’s website at www.hydroone.com/sustainability.
The 2021 Sustainability Report discloses the Company’s environmental, social and governance performance and provides a better understanding of how Hydro One manages the opportunities and challenges associated with its business. The report also includes disclosure relating to the Company’s current efforts in its priority areas of People, Planet and Community.
HYDRO ONE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS
Board of Directors
On June 8, 2022, Jessica McDonald resigned from the Board of Hydro One. On the same day, Mark Podlasly was appointed to the Board of Hydro One.
Executive Officers
On June 21, 2022, Mark Poweska resigned as a director and President and Chief Executive Officer of Hydro One. On the same day, William (Bill) Sheffield was appointed as Interim President and Chief Executive Officer of Hydro One. Upon his resignation, Mr. Poweska remained with Hydro One as an advisor until such time as he assumed the role of President of Enmax Corporation in September 2022.
On August 26, 2022, Lyla Garzouzi resigned as Chief Safety Officer of Hydro One.
On September 16, 2022, Jason Fitzsimmons resigned as Chief Corporate Affairs & Customer Care Officer of Hydro One.

15

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2022 and 2021
NON-GAAP FINANCIAL MEASURES
Hydro One uses a number of financial measures to assess its performance. The Company presents FFO or “funds from operations” to reflect a measure of the Company’s cash flow; and revenues, net of purchased power to reflect revenues net of the cost of purchased power. FFO and revenues, net of purchased power are non-GAAP financial measures which do not have a standardized meaning prescribed by GAAP and might not be comparable to similar measures presented by other entities. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under GAAP.
Hydro One also uses financial ratios that are non-GAAP ratios such as debt to capitalization ratio and earnings coverage ratio. Non-GAAP ratios do not have a standardized meaning prescribed by GAAP and might not be comparable to similar measures presented by other entities. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under US GAAP.
Funds From Operations
FFO is defined as net cash from operating activities, adjusted for (i) changes in non-cash balances related to operations, (ii) dividends paid on preferred shares, and (iii) distributions to noncontrolling interest. Management believes that FFO is helpful as a supplemental measure of the Company’s operating cash flows as it excludes timing-related fluctuations in non-cash operating working capital and cash flows not attributable to common shareholders. As such, management believes that FFO provides a consistent measure of the cash generating performance of the Company’s assets.
The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a consolidated basis.

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2022	2021	2022	2021
Net cash from operating activities	594	550	1,658	1,479
Changes in non-cash balances related to operations	13	(3)	107	80
Distributions to noncontrolling interest	(2)	(2)	(8)	(6)
FFO	605	545	1,757	1,553
Revenues, Net of Purchased Power
Revenues, net of purchased power is defined as revenues less the cost of purchased power; distribution revenues, net of purchased power is defined as distribution revenues less the cost of purchased power. These measures are used internally by management to assess the impacts of revenue on net income and are considered useful because they exclude the cost of power that is fully recovered through revenues and therefore net income neutral.
The following tables provide a reconciliation of GAAP (reported) revenues to non-GAAP (adjusted) revenues, net of purchased power on a consolidated basis.

Quarter ended (millions of dollars)	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020
Revenues	2,031	1,840	2,047	1,779	1,913	1,722	1,811	1,867
Less: Purchased power	963	852	1,014	914	933	838	894	1,046
Revenues, net of purchased power	1,068	988	1,033	865	980	884	917	821

Quarter ended (millions of dollars)	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020
Distribution revenues	1,458	1,314	1,517	1,347	1,395	1,263	1,354	1,457
Less: Purchased power	963	852	1,014	914	933	838	894	1,046
Distribution revenues, net of purchased power	495	462	503	433	462	425	460	411

16

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2022 and 2021
Debt to Capitalization Ratio
The Company believes that the debt to capitalization ratio is an important non-GAAP ratio in the management of its debt levels. This non-GAAP ratio does not have a standardized meaning under US GAAP and may not be comparable to similar measures presented by other entities. Debt to capitalization ratio has been calculated as total debt (including total long-term debt and short-term borrowings, net of cash and cash equivalents) divided by total debt plus total shareholders’ equity, but excluding any amounts related to noncontrolling interest. Management believes that the debt to capitalization ratio is helpful as a measure of the proportion of debt in the Company's capital structure.

As at (millions of dollars)	September 30, 2022	December 31, 2021
Short-term notes payable	1,511	1,045
Less: cash and cash equivalents	(25)	(540)
Long-term debt (current portion)	737	603
Long-term debt (long-term portion)	12,281	13,017
Total debt (A)	14,504	14,125

Shareholders' equity (excluding noncontrolling interest)	11,287	10,888
Total debt plus shareholders' equity (B)	25,791	25,013

Debt-to-capitalization ratio (A/B)	56.2%	56.5%

17

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2022 and 2021
Earnings Coverage Ratio
Earnings coverage ratio is defined as earnings before income taxes and financing charges attributable to shareholders, divided by the sum of financing charges and capitalized interest, and is calculated on a rolling twelve-month basis. The Company believes that the earnings coverage ratio is an important non-GAAP measure in the management of its liquidity. This non-GAAP ratio does not have a standardized meaning under US GAAP and may not be comparable to similar measures presented by other entities.

Quarter ended (millions of dollars)	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020
Year-to-date net income to preferred shareholder	—	—	—	—	—	—	—	18
Year-to-date net income to common shareholders	872	565	310	965	806	506	268	1,770
	872	565	310	965	806	506	268	1,788
Year-to-date income tax expense (recovery)	247	147	79	178	123	52	26	(785)
Year-to-date financing charges	358	236	117	461	338	220	116	471
Year-to-date earnings before income taxes and financing charges attributable to common shareholders and preferred shareholder	1,477	948	506	1,604	1,267	778	410	1,474

Twelve months ended (millions of dollars)	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020
Earnings before income taxes and financing charges attributable to common shareholders and preferred shareholder (A)	1,814	1,774	1,700	1,604	1,574	1,511	1,520	1,474

Quarter ended (millions of dollars)	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020
Year-to-date financing charges	358	236	117	461	338	220	116	471
Year-to-date capitalized interest	47	31	15	60	44	29	13	49
Year-to-date financing charges and capitalized interest	405	267	132	521	382	249	129	520

Twelve months ended (millions of dollars)	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020
Financing charges and capitalized interest (B)	544	539	524	521	514	509	520	520

Earnings coverage ratio = A/B	3.3	3.3	3.2	3.1	3.1	3.0	2.9	2.8
RELATED PARTY TRANSACTIONS
The Province is a shareholder of Hydro One with approximately 47.2% ownership at September 30, 2022. The IESO, OPG, Ontario Electricity Financial Corporation (OEFC), and the OEB are related parties to Hydro One because they are controlled or significantly influenced by the Ministry of Energy. OCN LP is a joint-venture limited partnership between a subsidiary of Hydro One and OPG. The following is a summary of the Company’s related party transactions during the three and nine months ended September 30, 2022 and 2021:

(millions of dollars)		Three months ended September 30		Nine months ended September 30
Related Party	Transaction	2022	2021	2022	2021
Province	Dividends paid	79	75	233	222
IESO	Power purchased	553	527	1,739	1,558
	Revenues for transmission services	558	502	1,586	1,387
	Amounts related to electricity rebates	259	267	803	815
	Distribution revenues related to rural rate protection	62	62	183	184
	Distribution revenues related to supply of electricity to remote northern communities	8	8	26	26
	Funding received related to CDM programs	2	1	2	1
OPG[1]	Power purchased	1	3	12	8
	Revenues related to provision of services and supply of electricity	2	2	6	5
	Capital contribution received from OPG	3	1	5	3
	Costs related to the purchase of services	1	—	2	1
OEFC	Power purchased from power contracts administered by the OEFC	1	1	2	1
OEB	OEB fees	2	2	7	6
OCN LP2	Investment in OCN LP	3	4	4	4
1 OPG has provided a $2.5 million guarantee to Hydro One related to the OCN Guarantee. See section "Other Obligations - Summary of Contractual Obligations and Other Commercial Commitments" for details related to the OCN Guarantee.
2    OCN LP owns and operates electric vehicle fast charging stations across Ontario, under the Ivy Charging Network brand.

18

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2022 and 2021
RISK MANAGEMENT AND RISK FACTORS
Hydro One is subject to numerous risks and uncertainties. Critical to Hydro One’s success is the identification, management, and to the extent possible, mitigation of these risks. Hydro One’s Enterprise Risk Management program assists decision-makers throughout the organization with the management of key business risks, including new and emerging risks and opportunities.
A discussion of the material risks relating to Hydro One and its business that the Company believes would be the most likely to influence an investor’s decision to purchase Hydro One’s securities can be found under the heading “Risk Management and Risk Factors” in the 2021 MD&A.
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate disclosure controls and procedures and internal control over financial reporting as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. Internal control, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and due to its inherent limitations, may not prevent or detect all misrepresentations.
There were no changes in the Company’s internal control over financial reporting during the three months ended September 30, 2022 that materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures and internal control over financial reporting.
NEW ACCOUNTING PRONOUNCEMENTS
The following tables present Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB) that are applicable to Hydro One:
Recently Adopted Accounting Guidance

Guidance	Date issued	Description	Effective date	Impact on Hydro One
ASU 2020-06	August 2020	The update addresses the complexity associated with applying US GAAP for certain financial instruments with characteristics of liabilities and equity. The amendments reduce the number of accounting models for convertible debt instruments and convertible preferred stock.	January 1, 2022	No impact upon adoption
ASU 2021-05	July 2021	The amendments are intended to align lease classification requirements for lessors under Topic 842 with Topic 840's practice.	January 1, 2022	No impact upon adoption
ASU 2021-10	November 2021	The update addresses diversity on the recognition, measurement, presentation and disclosure of government assistance received by business entities.	January 1, 2022	No impact upon adoption
Recently Issued Accounting Guidance Not Yet Adopted

Guidance	Date issued	Description	Effective date	Anticipated Impact on Hydro One
ASU 2021-08	October 2021	The amendments address how to determine whether a contractual obligation represents a liability to be recognized by the acquirer in a business combination.	January 1, 2023	No expected impact upon adoption
ASU 2022-02	March 2022	The amendments eliminate the troubled debt restructuring (TDR) accounting model for entities that have adopted Topic 326 Financial Instrument – Credit Losses and modifies the guidance on vintage disclosure requirements to require disclosure of current-period gross write-offs by year of origination.	January 1, 2023	Upon adoption, the Company will disclose the current period gross write-offs by year of origination relating to its accounts receivable

19

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2022 and 2021
HYDRO ONE HOLDINGS LIMITED - CONSOLIDATING SUMMARY FINANCIAL INFORMATION
Hydro One Limited fully and unconditionally guarantees the payment obligations of its wholly-owned subsidiary, HOHL, issuable under the short form base shelf prospectus dated December 17, 2020. Accordingly, the following consolidating summary financial information is provided in compliance with the requirements of section 13.4 of National Instrument 51-102 - Continuous Disclosure Obligations providing for an exemption for certain credit support issuers. The tables below contain consolidating summary financial information at September 30, 2022 and December 31, 2021 and for the three and nine months ended September 30, 2022 and September 30, 2021 for: (i) Hydro One Limited; (ii) HOHL; (iii) the subsidiaries of Hydro One Limited, other than HOHL, on a combined basis, (iv) consolidating adjustments, and (v) Hydro One Limited and all of its subsidiaries on a consolidated basis, in each case for the periods indicated. Such summary financial information is intended to provide investors with meaningful and comparable financial information about Hydro One Limited and its subsidiaries. This summary financial information should be read in conjunction with Hydro One Limited's most recently issued annual and interim financial statements. This summary financial information has been prepared in accordance with US GAAP, as issued by the FASB.

Three months ended September 30 (millions of dollars)	Hydro One Limited		HOHL		Subsidiaries of Hydro One Limited, other than HOHL		Consolidating Adjustments		Total Consolidated Amounts of Hydro One Limited
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Revenue	167	159	—	—	2,230	2,098	(366)	(344)	2,031	1,913
Net Income (Loss) Attributable to Common Shareholders	167	159	—	—	486	468	(346)	(327)	307	300

Nine months ended September 30 (millions of dollars)	Hydro One Limited		HOHL		Subsidiaries of Hydro One Limited, other than HOHL		Consolidating Adjustments		Total Consolidated Amounts of Hydro One Limited
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Revenue	494	470	—	—	6,503	6,006	(1,079)	(1,030)	5,918	5,446
Net Income (Loss) Attributable to Common Shareholders	493	470	—	—	1,406	1,329	(1,027)	(993)	872	806

As at September 30, 2022 and December 31, 2021 (millions of dollars)	Hydro One Limited		HOHL		Subsidiaries of Hydro One Limited, other than HOHL		Consolidating Adjustments		Total Consolidated Amounts of Hydro One Limited
	Sept. 2022	Dec. 2021	Sept. 2022	Dec. 2021	Sept. 2022	Dec. 2021	Sept. 2022	Dec. 2021	Sept. 2022	Dec. 2021
Current Assets	116	97	—	—	2,494	2,742	(1,310)	(1,013)	1,300	1,826
Non-Current Assets	3,462	3,450	—	—	45,208	45,019	(19,091)	(19,912)	29,579	28,557
Current Liabilities	500	475	—	—	4,262	3,507	(1,297)	(1,004)	3,465	2,978
Non-Current Liabilities	425	425	—	—	27,680	28,892	(12,065)	(12,888)	16,040	16,429
FORWARD-LOOKING STATEMENTS AND INFORMATION
The Company’s oral and written public communications, including this document, often contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about the Company’s business, the industry, regulatory and economic environments in which it operates, and includes beliefs and assumptions made by the management of the Company. Such statements include, but are not limited to, statements regarding: the Company’s and Hydro One Remotes' transmission and distribution rate applications including the JRAP and its proposed investment plan, resulting and related decisions including the DTA Implementation Decision, as well as resulting rates, recovery and expected impacts and timing; anticipated timing of OEB's approval regarding the settlement agreement on the JRAP; expected timing of the Company's update to its transmission and distribution revenue requirements; expectations about the Company’s liquidity and capital resources and operational requirements; the Operating Credit Facilities; expectations regarding the Company’s financing activities; the Company’s maturing debt; the Company’s ongoing and planned projects, initiatives and expected capital investments, including expected results, costs and in-service and completion dates; contractual obligations and other commercial commitments; the number of Hydro One common shares issuable in connection with outstanding awards under the share grant plans; collective bargaining and agreements, including the expiry thereof; Equity Partnership Model with First Nation communities; the US GAAP exemptive relief and the potential impacts of the Exposure Draft; the Company's status as an SEC issuer; Bill 257 and Bill 93, related regulations and the expected timing and impacts; future pension contributions; dividends; non-GAAP financial measures; internal controls over financial reporting and disclosure; recent accounting-related guidance and anticipated impacts; the MTN Program; the Universal Base Shelf Prospectus; and the US Debt Shelf Prospectus, including the expected timing for filing of a new prospectus. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “would”, “believe”, “seek”, “estimate”, “goal”, “aim”, “target”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and

20

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2022 and 2021 uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking statements, except as required by law.
These forward-looking statements are based on a variety of factors and assumptions including, but not limited to, the following: the scope of the COVID-19 pandemic and duration thereof as well as the effect and severity of corporate and other mitigation measures on the Company’s operations, supply chain or employees; no unforeseen changes in the legislative and operating framework for Ontario’s electricity market or for Hydro One specifically; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining the required approvals; no unforeseen changes in rate orders or rate setting methodologies for the Company’s distribution and transmission businesses; continued use of US GAAP; a stable regulatory environment; no unfavourable changes in environmental regulation; no significant changes to the Company's current credit ratings; no unforeseen impacts of new accounting pronouncements; no changes to expectations regarding electricity consumption; no unforeseen changes to economic and market conditions; recoverability of costs and expenses related to the COVID-19 pandemic, including the costs of customer defaults resulting from the pandemic; completion of operating and capital projects that have been deferred; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to the Company, including information obtained from third-party sources. Actual results may differ materially from those predicted by such forward-looking statements. While Hydro One does not know what impact any of these differences may have, the Company’s business, results of operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking statements include, among other things:
•a significant expansion in length or severity of the COVID-19 pandemic, including the spread of its variants, restricting or prohibiting the Company’s operations or significantly impacting the Company’s supply chain or workforce;
•severity of mitigation measures related to the COVID-19 pandemic;
•delays in completion of and increases in costs of operating and capital projects;
•regulatory risks and risks relating to Hydro One’s revenues, including risks relating to rate orders and the rate-setting models for transmission and distribution, actual performance against forecasts and capital expenditures, competition with other transmitters and other applications to the OEB, the recoverability of total compensation costs or denials of applications;
•risks associated with the Province’s share ownership of Hydro One and other relationships with the Province, including potential conflicts of interest that may arise between Hydro One, the Province and related parties, risks associated with the Province’s exercise of further legislative and regulatory powers in the implementation of the Hydro One Accountability Act, risks relating to the ability of the Company to attract and retain qualified executive talent or the risk of a credit rating downgrade for the Company and its impact on the Company’s funding and liquidity;
•risks relating to the location of the Company’s assets on reserve (as defined in the Indian Act (Canada)) (Reserve) lands and the risk that Hydro One may incur significant costs associated with transferring assets located on Reserves;
•the risk that the Company may be unable to comply with regulatory and legislative requirements or that the Company may incur additional costs for compliance that are not recoverable through rates;
•the risk of exposure of the Company’s facilities to the effects of severe weather conditions, natural disasters, man-made events or other unexpected occurrences for which the Company is uninsured or for which the Company could be subject to claims for damage;
•the risk of non-compliance with environmental regulations and inability to recover environmental expenditures in rate applications and the risk that assumptions that form the basis of the Company’s recorded environmental liabilities and related regulatory assets may change;
•risks associated with information system security and maintaining complex information technology (IT) and operational technology (OT) system infrastructure, including system failures or risks of cyber-attacks or unauthorized access to corporate IT and OT systems;
•the risk of labour disputes and inability to negotiate or renew appropriate collective agreements on acceptable terms consistent with the Company’s rate decisions;
•risks related to the Company’s work force demographic and its potential inability to attract and retain qualified personnel;
•the risk that the Company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital expenditures;
•risks associated with fluctuations in interest rates and failure to manage exposure to credit and financial instrument risk;
•risks associated with economic uncertainty and financial market volatility;
•the risk that the Company may not be able to execute plans for capital projects necessary to maintain the performance of the Company’s assets or to carry out projects in a timely manner or the risk of increased competition for the development of large transmission projects or legislative changes affecting the selection of transmitters;
•risks associated with asset condition, capital projects and innovation, including public opposition to or delays or denials of the requisite approvals and accommodations for the Company’s planned projects;
•the risk of failure to mitigate significant health and safety risks;
•the risk of not being able to recover the Company’s pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post-employment benefits and post-retirement benefits costs;
•the impact of the ownership by the Province of lands underlying the Company’s transmission system;

21

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2022 and 2021
•the risk associated with legal proceedings that could be costly, time-consuming or divert the attention of management and key personnel from the Company’s business operations;
•the impact if the Company does not have valid occupational rights on third-party owned or controlled lands and the risks associated with occupational rights of the Company that may be subject to expiry;
•risks relating to adverse reputational events or political actions;
•the potential that Hydro One may incur significant expenses to replace functions currently outsourced if agreements are terminated or expire before a new service provider is selected;
•risks relating to acquisitions, including the failure to realize anticipated benefits of such transaction at all, or within the time periods anticipated, and unexpected costs incurred in relation thereto;
•the inability to prepare financial statements using US GAAP; and
•the risk related to the impact of any new accounting pronouncements.
Hydro One cautions the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail in the section entitled “Risk Management and Risk Factors” in the 2021 MD&A.
In addition, Hydro One cautions the reader that information provided in this MD&A regarding the Company’s outlook on certain matters, including potential future investments, is provided in order to give context to the nature of some of the Company’s future plans and may not be appropriate for other purposes.
Additional information about Hydro One, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com, the US Securities and Exchange Commission’s EDGAR website at www.sec.gov/edgar.shtml, and the Company’s website at www.HydroOne.com/Investors.

22